May 19, 2008
VIA EDGAR AND BY COURIER
Ms. Kathleen Collins
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

Re:	HLTH Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 000-24975
Dear Ms. Collins:
     We are writing to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing (the “Form 10-K”) in a letter dated March 31, 2008 to HLTH Corporation (the “Company” or “HLTH”). The numbered paragraphs and headings below correspond to the order of the Staff’s comments, which are repeated below in bold for your reference.
     In connection with responding to the Staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In the Company’s responses to certain of the Staff’s comments, we have noted disclosures contained in the Company’s Quarterly Report on Form 10-Q filed on May 12, 2008 (the “First Quarter 10-Q”). In preparing the First Quarter 10-Q, the Company has tried to implement the Staff’s comments where applicable. The Company would also like to note for the Staff that, beginning with the First Quarter 10-Q, Porex and ViPS are reflected as discontinued operations in the Company’s financial statements and, accordingly, are no longer reported as segments. The Company’s two operating segments are now: WebMD Online Services and WebMD Publishing and Other Services. WebMD had previously been one reporting segment. This has resulted in enhanced disclosure regarding WebMD in the

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May 19, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) Section of the First Quarter 10-Q, including additional disclosure of components of revenue, and we intend to continue to make this level of disclosure in future filings containing MD&A sections. For your convenience, we have included a copy of the First Quarter 10-Q with the copies of this letter being sent to you and other members of the Staff by courier.
     The Company also wishes to inform the Staff that it is in the process of preparing a Current Report on Form 8-K (the “Amended Financial Statements 8-K”) that will contain audited financial statements for the three years in the period ended December 31, 2007 presenting Porex and ViPS on a discontinued operations basis, and a related MD&A section. The presentation will also reflect expanded segment disclosures for the WebMD Online Services and WebMD Publishing and Other Services segments. The Amended Financial Statements 8-K is being prepared so it can be incorporated by reference into the proxy statement/prospectus to be included in the registration statement on Form S-4 for the merger of HLTH and WebMD, to meet the requirements of Form S-4. In our responses to certain of the Staff’s comments below, we note additional or enhanced disclosures, beyond what was included in the Form 10-K, that we intend to reflect in the MD&A to be filed with the Amended Financial Statements 8-K, which we expect to file in approximately three weeks.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
     1.     There are many instances where two or more sources of material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g., revenue, sales, marketing, general and administrative). For instance, for the years ended 2007 and 2006, you disclose that for WebMD, revenues increased by 33.4% primarily due to higher advertising and sponsorship revenue as well as to the acquisitions of eMedicine and Medsite, and WHC’s licensing revenue, although it is not clear how each of these factors contributed to the change. Similarly, you state with regard to ViPS, that revenues increased due to higher revenue from professional consulting services, license revenue and support and maintenance revenue as well as decision-support software without quantifying each contributing factor. Tell us how you considered the guidance pursuant to Section III. D of SEC Release 33-6835 with regard to providing a materially complete discussion of, and quantifying, the factors affecting changes in the company’s performance from year to year.
     Response
     The Company believes that the Form 10-K complies with Section III.D of SEC Release 33-6835 and that the disclosures and discussion in the MD&A section of the Form 10-K are sufficient to provide readers with a materially complete discussion of the period-to-period changes in the Company’s business and financial performance. The Company quantified factors affecting material period-to-period changes in the consolidated results, as well as other such period-to-period changes where it believed that quantification would provide meaningful information; for less significant changes, the Company provided commentary about those changes, which it believed to be an appropriate way to communicate meaningful information about them. Nonetheless, the Company appreciates the Staff’s comment on this matter and, to address that comment, the Company provided quantification of additional factors affecting period-to-period changes in the MD&A contained in the First Quarter 10-Q. In particular, please see the “Results of Operations” section (beginning on page 42) and the “Results of Operations by Operating Segment”

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section (beginning on page 45) of that MD&A. The Company intends to provide a similar level of quantification of factors affecting period-to-period comparisons in future filings containing an MD&A section, including the Amended Financial Statements 8-K.
     2.     Please tell us what consideration you gave to including a discussion of the underlying business conditions from period to period that led management to undertake the various business strategies described, such as asset sales, acquisitions, the WHC merger and anticipated divestitures, and how those conditions affected your business activities as well as your results. The material transactions or developments that affected your results should be discussed in specific terms. For example, a discussion of the contributing factors that led to management’s decisions to sell assets and acquire businesses and the impact of those sales and acquisitions on the results of operations would be appropriate. Moreover, to the extent it represents trend information, what appears to be an attempt to refocus the businesses on WebMD segment should also be discussed.
     Response
     The Company believes that it has made appropriate disclosure regarding its business strategies and significant transactions in reports filed with the Commission, including in Item 1 of its Form 10-Ks, as well as in Current Reports on Form 8-K. The Company also disseminates disclosure regarding its business strategies and significant transactions through press releases, announced conference calls and other appropriate means. However, the Company recognizes that it has not fully reflected that information in the MD&A sections of its periodic reports and that its inclusion there could be of use to readers. To address the Staff’s Comment No. 2, the Company:
•	included a subsection in the First Quarter 10-Q on page 36 entitled “Strategic Considerations Relating to the Pending Transactions” which discusses strategic considerations relating to the WHC merger and the anticipated divestitures of ViPS and Porex described above (and which also discusses the sale, in February 2008, of the Company’s 48% interest in EBS described on page 37); and

•	included a sentence at the end of the subsection on page 37 entitled “Sale of ACP Medicine and ACS Surgery” regarding the reasons for that transaction.
The Company will provide a similar level of disclosure in future filings containing an MD&A section, including the Amended Financial Statements 8-K.
     The Company believes that it has included, in the MD&A section of the Form 10-K, appropriate disclosure regarding the impact of significant transactions on results of operations. General descriptions of the terms of significant transactions are contained in the introductory sections of the MD&A and specific financial information relating to those transactions are discussed in many of the period-to-period comparisons of specific line items in the financial statements later in the MD&A, as well as in other places in the MD&A to the extent relevant, including the disclosures regarding cash flows and future liquidity. In addition, to assist the reader in understanding the impact of the EPS Sale and the 2006 EBS Sale in the period-to-period comparisons and other disclosures in the MD&A section of the Form 10-K, the Company included a subsection on page 79 of the Form 10-K under “Results of Operations” entitled “Modifications to the

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Classification of Results.” Nonetheless, the Company recognizes that its disclosures regarding significant transactions will be more meaningful to readers when accompanied by the additional disclosures discussed above regarding strategic considerations and the quantification of additional factors discussed in response to Comment No. 1. As discussed above and in response to Comment No. 1, the Company believes that the First Quarter 10-Q reflects appropriate disclosure in each of those areas. The Company will provide a similar level of disclosure in each of those areas in future filings containing an MD&A section, including the Amended Financial Statements 8-K.
     3.     We note that the revenues for each segment increased, offsetting the decrease from the 2006 EBS. We note further that you have not provided information concerning the pricing environment for the products and services sold. Tell us what consideration you gave to discussing the extent to which material changes in revenue were due to an increase in volume versus an increase in prices. See Item 303(a)(3)(iii) of Regulation S-K.
     Response
     The Company did not include an explicit statement, in the MD&A included in the Form 10-K, regarding how the pricing environment for its products and services affected the period-to-period revenue comparisons because it was not a significant driver of the increases. The revenue increases were driven by the volume increases, which are discussed. However, the Company recognizes that its disclosure would be improved by including an explicit statement regarding the pricing environment, even where it is not a significant driver of revenue increases. Accordingly, in the MD&A section included in the First Quarter 10-Q, the Company has included explicit statements that pricing has been relatively stable. Please see “Results of Operations by Operating Segment — WebMD Online Services” beginning on page 46 and “Results of Operations by Operating Segment — WebMD Publishing and Other Services” on page 47. Similar disclosure will be included in the MD&A to be included in the Amended Financial Statements 8-K. Additionally, in future periodic filings containing MD&A, the Company will provide appropriate disclosure regarding how the pricing environment affected period-to-period comparisons relating to revenue.
Note 1. Summary of Significant Accounting Policies
Revenue
Recognition, page F-16
     4.     We note on page 10 that WebMD’s contracts often include guarantees with respect to the number of users that visit a client sponsored area. Clarify the terms of these arrangements including whether the guarantees are based on monthly or yearly visits and how this affects your revenue recognition policy. In this regard, if the minimum number of users that visit a client sponsored area is not met for the guarantee period, clarify whether you may be required to compensate your customers for the shortfall. Please advise.

U.S. Securities and Exchange Commission
May 19, 2008

     Response
     The Company is providing the following supplemental information in response to the Staff’s questions regarding the contractual terms relating to visitor guarantees. The Company sometimes enters into sponsorship arrangements that guarantee the number of visitors over the term of the program. The contractual commitment for visitors is an aggregate for the overall program term. The Company generally delivers these visitors ratably throughout the term of the program. Accordingly, the Company recognizes revenue ratably over the term of the program.
     The Company almost always fulfills its visitor commitments within the original program term. In the rare instances when visitor guarantees are not met during the original program term, the standard contractual remedy is to extend the program term until the visitor commitments are delivered. Accordingly, the Company has not provided refunds in connection with visitor commitments.
     The Company reviews its performance under these programs on a monthly basis. If the Company does not expect to deliver the guaranteed visitors within the original program term, the program period is extended to achieve the contractual visitor guarantee. The Company accounts for this as a change in estimate and the remaining revenue is recognized ratably over the rest of the term, as extended.
     5.     We also note on page 11 your agreement with Yahoo! in which WebMD will share revenues with Yahoo! based on the amounts received from Yahoo! from advertisers for sponsored search results that appear on The WebMD Health Network. Clarify whether you are recording revenue related to this agreement on a gross or net basis. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for this arrangement.
     Response
     The Company recognizes the revenue received from Yahoo! for sponsored search results on a net basis for the contractual share of the revenue the Company receives directly from Yahoo!. The contractual arrangements with customers for sponsored search are between Yahoo! and the customer and the Company is not a party to those contracts. The Company has no control of, obligation with or credit risk for the revenue earned with these customers. Yahoo! has the relationships, contractual obligations and credit risk with these customers.
     The Company considered the factors presented within paragraphs 7-17 of EITF 99-19, and determined that the indicators of net revenue reporting were more consistent with the Yahoo! arrangement than the indicators of gross revenue reporting, as follows:
•	factors that would indicate gross revenue reporting to be appropriate (included in paragraphs 7 through 14) do not apply because Yahoo! has the relevant responsibilities with the customer, specifically:
—	the Company is not the primary obligor of the arrangement;

—	there is no inventory involved;

—	the Company has no involvement in establishing price;

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—	the Company does not change the product in any way as sold;

—	the Company is effectively Yahoo!’s supplier in the arrangement;

—	the Company is not primarily responsible to the customer for fulfillment; and

—	the Company does not have credit risk with the customer; and
•	factors that indicate net revenue reporting is appropriate (included in paragraphs 15 through 17) do apply, specifically:
—	Yahoo! (not the Company) is the primary obligor in the arrangement (paragraph 15);

—	the revenue share the Company earns as a percentage of revenue charged by Yahoo! is fixed (paragraph 16); and

—	Yahoo! (not the Company) has credit risk (paragraph 17).
Accordingly, the Company concluded that net revenue reporting is appropriate.
Note 23. Subsequent Events
     Investment in Auction Rate Securities Backed by Federally Guaranteed Student Loans, page F-61
     6.     You disclose that in mid-February 2008, auctions for your auction rate security investments backed by student loans failed and that liquidity will be limited until there is a successful auction or until other markets for these investments develop. We also note that you are in the process of evaluating the extent of any impairment in these investments resulting from the current lack of liquidity and that you were not able to quantify the amount of any impairment as of the date the filing of the Form 10-K. Tell us whether you have since been able to quantify the amount of impairment related to these securities, if any, and if so, also tell us the amount of the impairment and how you determined the fair value of these investments. If assumptions are used in determining such values, then please tell us whether you intend to include a discussion of such assumptions and the impact that changes in the assumptions/estimates could have on your financial statements and the effect of changes in such estimates in your critical accounting policy disclosure.
     Response
     As disclosed in the Form 10-K and the First Quarter 10-Q, the Company has investments in auction rate securities (ARS) backed by student loans, 97% of which are guaranteed under the Federal Family Education Loan Program (FFELP), and all of which had credit ratings of AAA or Aaa when purchased. Historically, the fair value of the Company’s ARS investments approximated face value due to the frequent auction periods, generally every 7 to 28 days, which provided liquidity to these investments. However, since mid-February 2008, virtually all auctions involving these securities have failed. The result of a failed auction is that these ARS will continue to pay interest in accordance with their terms at each respective auction date; however liquidity of the securities is limited. As noted in Comment No. 6, the Company was still in the process of evaluating the extent of any impairment in its ARS investments at the time the Form 10-K was filed. Since that time, the Company has been able to quantify the amount of the impairment related to these investments.

U.S. Securities and Exchange Commission
May 19, 2008

     The First Quarter 10-Q includes disclosures regarding the Company’s investments in ARS and such impairment. These disclosures are included in various places within MD&A, as well as in the footnotes to the financial statements. One specific place where the Company has disclosed information related to the ARS, appears on page 40 of the First Quarter 10-Q, within the “Critical Accounting Estimates and Policies” section of MD&A. In this disclosure, the Company stated that it had concluded the fair value of its ARS was $302,842,000, compared to a face value of $362,950,000, resulting in an impairment of $60,108,000. The Company disclosed that it estimated the fair value of these investments by using an income approach valuation technique, whereby expected future cash flows were calculated over the expected life of each security and were discounted to a single present value using a market required rate of return, and the Company disclosed some of the more significant assumptions made in the present value calculations.
     The Company also disclosed that these investments were classified as Level 3 assets in accordance with SFAS No. 157, “Fair Value Measurements,” as their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the securities. In that regard, the Company disclosed that if different assumptions were used for the various inputs to the valuation approach the estimated fair value of these investments could be significantly higher or lower than the fair value the Company determined, and the Company listed several of the more significant assumptions that could impact the estimates of fair value.
     7.     As a result of the current lack of liquidity related to your auction rate security investments, tell us whether you expect to reclassify these investments as long-term investments in your financial statements for the first quarter of 2008.
     Response
     The Company has classified its ARS investments as current assets on its balance sheet as of March 31, 2008, which is included in the First Quarter 10-Q.
     The Company considers its ARS as “available for sale” investments. The Company considered the impairment of its ARS to be other-than-temporary, and accordingly, recorded the impairment charge through the statement of operations. One of the factors the Company considered in making the determination that the impairment was other than temporary, was the uncertainty concerning the Company’s ability and intent to hold these investments to maturity, or for a long enough time period to allow for sufficient liquidity to return to the market. Additionally, as disclosed in the First Quarter 10-Q, the Company recently entered into credit facility arrangements with Citigroup that will allow the Company to borrow up to 75% of the face amount of its ARS pledged as collateral. The Company can make borrowings under the credit facilities until May 2009, and any borrowings outstanding under the credit facilities after March 2009 become demand loans, subject to 60 days notice, with recourse only to the pledged collateral. As a result of the liquidity provided under these arrangements, the Company has the ability to dispose of the ARS on a short-term basis.
Exhibits
     8.     We note your disclosure in the risk factors section indicating that ViPS generated approximately 72% of its revenue from the Centers for Medicare and Medicaid Services in 2007.

U.S. Securities and Exchange Commission
May 19, 2008

Please tell us the basis on which you concluded that neither the master agreement nor any task orders thereunder is required to be filed under Item 601(b)(10) of Regulation S-K. In this regard, please confirm, if true, that the company is not substantially dependent on any single task order or series of similar task orders under the master agreement.
     Response
     As disclosed in the Form 10-K and noted in Comment No. 8, much of ViPS’s revenue comes from the Centers for Medicare and Medicaid Services (CMS). This includes revenue earned both under and outside of the master agreements referred to in our disclosure and includes revenue earned directly from CMS as well as revenue earned indirectly as a subcontractor (i.e., where a third party is the contracting party with CMS and the third party enters into a contract with ViPS). The master agreements with CMS are contracting vehicles that permit, but do not require, CMS to enter into contracts with ViPS relating to specific projects. ViPS must win the right to perform services for a specific project before a contract will be entered into that would provide revenue to ViPS. The contracts ViPS has entered into relating to specific projects have generally been independent of each other, the result of independent contracting processes initiated by CMS to meet its needs for specified services. ViPS was not substantially dependent in 2007 on any of the individual project contracts or any series of similar project contracts. Accordingly, the Company concluded that neither the master agreements nor any of the contracts for specific projects were required to be filed under Item 601(b)(10) of Regulation S-K.

     We appreciate the Staff’s comments and request that the Staff contact the undersigned at (858) 759-6008 (phone) or (858) 759-6005 (fax) with any questions or comments regarding this letter.

Respectfully submitted, HLTH Corporation
By:	/s/ Lewis H. Leicher
Lewis H. Leicher
Senior Vice President -- Legal and Assistant General Counsel

cc:	Patrick Gilmore (U.S. Securities and Exchange Commission) — BY COURIER
Maryse Mills-Apenteng (U.S. Securities and Exchange Commission) — BY COURIER
Mark Shuman (U.S. Securities and Exchange Commission) — BY COURIER
Mark J. Funston
Charles A. Mele
Loren J. Weber, Esq. (O’Melveny & Myers LLP)